Exhibit 3.1

AMENDMENT NO. 1 TO

EIGHTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

NUSTAR ENERGY L.P.

This AMENDMENT NO. 1, dated as of January 22, 2024 (this “Amendment”), to the Eighth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of NuStar Energy L.P. (the “Partnership”) is hereby adopted by Riverwalk Logistics, L.P., a Delaware limited partnership (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

WHEREAS, the Partnership, the General Partner, NuStar GP, LLC, Sunoco LP, Sunoco GP LLC and Saturn Merger Sub, LLC entered into an Agreement and Plan of Merger of even date herewith (as it may be amended, supplemented or otherwise modified in accordance with its terms, the “Sunoco Merger Agreement”);

WHEREAS, the Sunoco Merger Agreement provides, among other things, that the holders of Common Units are third party beneficiaries of certain provisions in the Sunoco Merger Agreement and have the right to enforce such third party beneficiary rights; however, as a condition to their ability to enforce such rights prior to the closing of the transactions contemplated by the Merger Agreement (the “Sunoco Enforcement Condition”), the holders of Common Units are required to appoint an agent to act on their behalf, which agent shall be entitled to enforce such rights and recover remedies, damages or other amounts on their behalf;

WHEREAS, the General Partner desires to amend the Partnership Agreement to designate the Partnership as the agent for holders of Common Units to seek remedies, damages or other amounts on behalf of the holders of Common Units under the Sunoco Merger Agreement prior to the closing of the transactions contemplated by the Merger Agreement in order to ensure that the Sunoco Enforcement Condition is satisfied; and

WHEREAS, the General Partner has determined in its discretion that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect and that, therefore, pursuant to Section 13.1(d)(i) of the Partnership Agreement, this Amendment to the Partnership Agreement does not require the approval of any Limited Partner and may be adopted solely by the General Partner.

NOW THEREFORE, the General Partner hereby adopts this Amendment and amends the Partnership Agreement as follows:

Section 1. Amendment. The Partnership Agreement is hereby amended to insert a new Section 14.6 at the end of Article XIV of the Partnership Agreement which reads as follows:

SECTION 14.6 Sole and Exclusive Agent. Notwithstanding anything to the contrary in the foregoing Article XIV or otherwise in this Agreement, to the fullest extent permitted by law, (a) the Partnership is hereby designated as the sole and exclusive agent of the holders of Common Units prior to the closing of the transactions contemplated by the Merger Agreement, with the right, on behalf of such holders, to pursue and recover any remedies, damages or other amounts, whether in law or in equity, prior to the closing of the transactions contemplated by the Merger Agreement to which such holders may be entitled arising out of the Sunoco Merger Agreement and for which the Sunoco Merger Agreement provides the Partnership may pursue on behalf of the holders of Common Units as their sole and exclusive agent prior to the closing of the transactions contemplated by the Merger Agreement, and (b) any such remedies, damages or other amounts so recovered by the Partnership on behalf of the holders of Common Units, whether through judgment, settlement or otherwise, shall, in the sole discretion of the General Partner, without limiting the obligation to distribute Available Cash with respect to any Quarter as provided for in this Agreement, be distributed to the holders of Common Units by a distribution, unit repurchase or buyback or in any other manner, in either case, in accordance with the terms of this Agreement. For the avoidance of doubt, the General Partner (and the general partner of the General Partner) shall be entitled to enforce the rights set forth in this Section 14.6 on behalf of the Partnership. For purposes of this Agreement, “Sunoco Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of January 22, 2024, by and among the Partnership, the General Partner, NuStar GP, LLC, Sunoco LP, Sunoco GP LLC and Saturn Merger Sub, LLC, as it may be amended, supplemented or otherwise modified in accordance with its terms.

Section 2. Ratification of Partnership Agreement. Except as expressly set forth above in the foregoing Section, all of the provisions of the Partnership Agreement shall remain in full force and effect without modification.

Section 3. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

[Signature Page Follows]

IN WITNESS WHEREOF, the General Partner has adopted this Amendment as of the date first written above.

GENERAL PARTNER:

RIVERWALK LOGISTICS, L.P.

By:	NuStar GP, LLC, its General Partner

/s/ Amy L. Perry
Amy L. Perry Executive Vice President-Strategic Development and General Counsel